UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2019

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NASDAQ Minimum Bid Price

As previously disclosed, on May 1, 2018, the NASDAQ Stock Market LLC (“NASDAQ”) notified Midatech Pharma PLC (the “Company”) that its American Depositary Shares had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required under the NASDAQ Listing Rules.

On April 23, 2019, the Company received a letter from NASDAQ that for the last 10 consecutive business days, from April 8 to April 22, 2019, the closing bid price of the Company’s American Depositary Shares had been at $1.00 per share or greater and, accordingly, the Company has regained compliance with NASDAQ Listing Rule 5550(a)(2), and the matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: April 26, 2019	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Chief Financial Officer